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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/25__ AND ENDING __12/31/25__

                                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Welcome Life Securities, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4755 Technology Way, Suite 202

(No. and Street)

Boca Raton	FL	33431
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jared Smith	561-826-0299	Jared@welcomelifesecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Salberg & Co.

(Name – if individual, state last, first, and middle name)

2295 NW Corp Blvd;#240	Boca Raton	FL	33431
(Address)	(City)	(State)	(Zip Code)
September 24, 2003		106	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jared Smith _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Welcome Life Securities, LLC _____, as of December 31 _____, 2025 _____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ANTONELLA TAKVORIAN
Commission # HH 269847
Expires June 7, 2028

Antonella Takvorian

Signature: _____

Title: CFO & Fin OP _____

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Welcome Life Securities, LLC

**Financial Statements
and Supplementary Information**

For the Year Ended December 31, 2025

WELCOME LIFE SECURITIES, LLC

Contents



Report of Independent Registered Public Accounting Firm

To the Member of:
Welcome Life Securities, LLC.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Welcome Life Securities, LLC. (the "Company") as of December 31, 2025, the related statements of income, changes in member's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

2295 NW Corporate Blvd., Suite 240 • Boca Raton, FL 33431-7326
Phone: (561) 995-8270 • Toll Free: (866) CPA-8500 • Fax: (561) 995-1920
www.salbergco.com • info@salbergco.com
Member National Association of Certified Valuation Analysts • Registered with the PCAOB
Member CPAConnect with Affiliated Offices Worldwide • Member Center for Public Company Audit Firms

Supplemental Information

The information contained in Schedule I and Supplementary Note has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

SALBERG & COMPANY, P.A.
We have served as the Company's auditor since 2007.
Boca Raton, Florida
February 10, 2026

Welcome Life Securities, LLC
Statement of Financial Condition
December 31, 2025

Assets

Current Assets

Cash and cash equivalents	$	522,064
Prepaid Expenses		25,096
Total Current Assets		547,160
Total Assets	$	**547,160**

Liabilities and Member's Equity

Current Liabilities

Accounts payable and accrued expenses	$	10,259
Due to Parent		8,100
Total Current Liabilities		18,359

Commitments (Note 6)

Member's Equity

Accumulated member's capital distributions		(5,869,300)
Retained earnings		6,398,101
Total Member's Equity		528,801
Total Liabilities and Member's Equity	$	**547,160**

Welcome Life Securities, LLC
Statement of Income
Year Ended December 31, 2025

Revenues		
Settlement revenue	$	1,460,042
Total Revenues	$	**1,460,042**
Operating Expenses		
Salaries and benefits		136,223
Registered representative commissions		720,682
General and administrative		93,622
Regulatory & license fees		39,186
Rent expense - related party		16,200
Total Operating Expenses		**1,005,913**
Income from Operations		**454,129**
Interest Income		17,387
Net Income	$	**471,516**

Welcome Life Securities, LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2025

	Accumulated Member's Capital Distributions	Retained Earnings	Total Member's Equity
Balance, December 31, 2024	$ (5,469,300)	$ 5,926,585	$ 457,285
Distributions	(400,000)	-	(400,000)
Net Income	-	471,516	471,516
Balance, December 31, 2025	$ (5,869,300)	$ 6,398,101	$ 528,801

Welcome Life Securities, LLC
Statement of Cash Flows
Year Ended December 31, 2025

Cash Flows from Operating Activities		
Net Income	$	471,516
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Changes in operating assets and liabilities:		
(Increase) decrease in:		
Prepaid expenses		(8,424)
Increase (decrease) in:		
Accounts payable and accrued expenses		1,668
Due to Parent		(8,100)
Net Cash Provided by Operating Activities		**456,660**
Cash Flows from Financing Activities		
Capital distributions		(400,000)
Net Cash Used in Financing Activities		**(400,000)**
Net Increase in Cash		56,660
Cash and Cash Equivalents at Beginning of Year		465,404
Cash and Cash Equivalents at End of Year	$	**522,064**

Supplemental Disclosure of Cash Flow Information:

Interest paid	$	-
Taxes paid	$	-

Welcome Life Securities, LLC
Notes to Financial Statements
For the Year Ended December 31, 2025

Note 1   Nature of Operations and Summary of Significant Accounting Policies

(A) Nature of Operations

Welcome Life Securities, LLC ("WLS"), a subsidiary of Welcome Life Financial Group, was incorporated in the state of Florida in March 2006 and is a broker-dealer registered with the Securities and Exchange Commission ("SEC"). WLS is the first broker-dealer firm to exclusively serve the financial community as a variable life insurance settlement broker and provides a fully compliant, turn-key platform for firms and their clients. Welcome Life Securities specializes in products and services exclusively in the secondary market for life insurance, providing broker-dealers and their registered representatives and senior clients with the experience, knowledge and education required to reach fully-informed life settlement decisions.

Welcome Life Securities connects senior clients with institutional funds by navigating the complex secondary market, combining personalized negotiations with a proven auction based platform. The firm ensures the life settlement transaction meets demanding industry regulations and requirements in the rapidly growing life settlement industry, including:

- Suitability
- Compliance
- Due Diligence
- Best Execution
- Training and Education
- Transparency & Proper Disclosures
- Principal Supervision

WLS also serves as an intermediary facilitating trades between institutional buyers and sellers in the longevity marketplace.

WLS also serves in the capacity of a private placement broker. In this role the Firm has the responsibility for the marketing of the issuer to independent broker-dealer firms and representatives, institutional and high net worth retail investors. The Firm acts in an Agent capacity during the offering and does not distribute the securities. Such involvement typically is sales oriented which encompasses contacting selling group members on behalf of the companies in order to identify broker's interest in the offering.

(B) Basis of Presentation

The accompanying financial statements have been prepared pursuant to Rule 17a-5 of the Securities and Exchange Commission Act of 1934. The classification and reporting of items appearing on the financial statements are consistent with that rule.

(C) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(D) Cash and Cash Equivalents

For purposes of the cash flow statement, WLS considers all highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents.

(E) Concentrations

Concentration of Credit Risk

WLS maintains its cash in bank deposit accounts. At December 31, 2025, the Company held cash of $279,114 in excess of federally insured limits. WLS has not experienced any losses in such accounts through December 31, 2025.

Concentration of Revenue

In 2025, three "Providers" each represented over 10% of WLS settlement revenue and accounted for 43.5%, 30.5% and 22.9% of WLS settlement revenue.

Concentration of Registered Representatives

In 2025, three "Providers" each represented over 10% of WLS registered representative commissions and accounted for 56%, 34% and 10% of WLS registered representative commissions.

(F) Computer Software and Equipment

Computer Software and Equipment is stated at cost, less accumulated depreciation. Expenditures for repairs and maintenance is charged to expense as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which is three years for computer equipment and software.

(G) Long-Lived Assets

WLS reviews long-lived assets and certain identifiable assets related to those assets for impairment recognition whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recoverable. If the undiscounted future cash flows is less than the carrying amount, the carrying amount is reduced to fair value and an impairment loss is recognized.

(H) Revenue Recognition and Commissions Receivable

The Company follows Financial Accounting Standards Board Accounting Standard Codification 606 "Revenue From Contracts with Customers" which prescribes that an entity should account for a contract with a customer that is within its scope using the following five step method:

- Identify the contract with the customer
- Identify the performance obligations in the contract
- Determine the transaction price
- Allocate the transaction price to separate performance obligations

- Recognize revenue when or as each performance obligation is satisfied

WLS recognizes revenues for services performed as a life / viatical settlement broker at the agreed upon transaction price when its performance obligation is satisfied, which occurs after expiration of the rescission period as discussed below. Specifically, when the policy transfer is completed between a policy owner (seller) and the life / viatical settlement provider (buyer), the provider's escrow company forwards the settlement proceeds to the seller (the closing date) and the commission to WLS for services rendered. At this point, the seller may have the contractual right to rescind the transaction (depending on the transaction State and as defined in the contract), which is typically between 0-60 days. During a rescission period, if any, WLS will record any commissions received as deferred revenues. If a rescission period has expired and a commission has not yet been received, a revenue and related commission receivable will be recognized if collectability is probable.   As of December 31, 2025, WLS had no Commissions receivable.

WLS also serves as an intermediary facilitating trades between institutional buyers and sellers in the longevity marketplace. WLS recognizes revenues for services performed on these transactions at the agreed upon transaction price when its performance obligation is satisfied, which occurs after expiration of the rescission period, if any. If there is no contractual rescission period, WLS will recognize the revenue on the closing date if collectability is probable. During a rescission period, WLS will record any commissions received as deferred revenues. If a rescission period has expired and a commission has not yet been received, a revenue and related commission receivable will be recognized if collectability is probable.

As it relates to revenue earned related to services performed as a private placement broker, the Firm is compensated for its role with success fees which are generally calculated as a percentage of the total offering once the offerings close. Such fees are recognized upon final closing of the offering which is the point when the performance obligation is satisfied.

Revenue disaggregation

WLS tracks revenue by market: the following table summarizes the revenue by market for the year ended December 31, 2025:

Life settlement and viatical settlement broker	$1,460,042
Institutional intermediary facilitating trades in the tertiary market place	-
Private placement commissions	-
Total	$1,460,042

Registered representative commissions:

WLS tracks registered representative commissions by market: the following table summarizes the registered representative commissions by market for the year ended December 31, 2025:

Life settlement and viatical settlement broker	$720,682
Institutional intermediary facilitating trades in the tertiary market place	-
Private placement commissions	-
Total	$720,682

(I) Leases

The Company follows ASC 842 "Leases". This guidance requires lessees to recognize lease assets and lease liabilities for most operating leases. In addition, the updated guidance requires that lessors separate lease and non-lease components in a contract in accordance with the new revenue guidance in ASC 606.   The Company has elected not to recognize right-of-use ("ROU") asset and lease liabilities for short-term leases that have a term of 12 months or less.

Operating lease ROU assets represents the right to use the leased asset for the lease term and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As most leases do not provide an implicit rate, the Company will use an incremental borrowing rate based on the information available at the adoption date in determining the present value of future payments. Lease expense for minimum lease payments is amortized on a straight-line basis over the lease term and will be included in general and administrative expenses in the statements of operations.

(J) Advertising

In accordance with ASC 720-35 costs incurred for producing and communicating advertising of WLS, are charged to operations as incurred. WLS did not incur any advertising expense in the year ended December 31, 2025.

(K) Income Taxes

WLS has elected under the Internal Revenue Code to be taxed as a Limited Liability Company ("LLC"). In lieu of Company income taxes, members of a "LLC" Company are taxed on their proportionate share of WLS's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the accompanying financial statements.

The Company evaluates each tax position taken on its tax returns and recognizes a liability for any tax position deemed less likely than not to be sustained under examination by relevant taxing authorities. Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to or disclosures in the financial statements. As of December 31, 2025, tax years since 2022 remain open for IRS audit. The Company has received no notice of audit from the Internal Revenue Service for any of the open tax years.

(L) Fair Value of Financial Instruments and Fair Value Measurements

FASB ASC 820 - *Fair Value Measurements and Disclosures*, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. FASB ASC 820 requires disclosures about the fair value of all financial instruments, whether or not recognized, for financial statement purposes. Disclosures about the fair value of financial instruments are based on pertinent information available to the Company on December 31, 2025. Accordingly, the estimates presented in these financial statements are not necessarily indicative of the amounts that could be realized on disposition of the financial instruments. FASB ASC 820 specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or

unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement).

Level 1 -	Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.
Level 2 -	Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.
Level 3 -	Inputs are unobservable inputs which reflect the reporting entity's own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

The carrying value of certain financial instruments, including cash and cash equivalents, prepaid expenses, accounts payable and accrued expenses are carried at historical cost basis, which approximates their fair values because of the short-term nature of these instruments.

The Company analyzes all financial instruments with features of both liabilities and equity under the Financial Accounting Standard Board's (the "FASB") accounting standard for such instruments. Under this standard, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

(M) **Recent Accounting Pronouncements**

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40), which requires entities to provide more detailed disaggregation of expenses in the income statement, focusing on the nature of the expenses rather than their function. The new disclosures will require entities to separately present expenses for significant line items, including but not limited to, depreciation, amortization, and employee compensation. Entities will also be required to provide a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively, disclose the total amount of selling expenses and, in annual reporting periods, provide a definition of what constitutes selling expenses. This pronouncement is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The Company does not expect the adoption of this new guidance to have a material impact on its financial statements.

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. This guidance requires additional annual and interim disclosures for reportable segments. This new standard does not affect the recognition, measurement or financial statement presentation. The amendments are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after

December 15, 2024. The Company adopted the ASU effective January 1, 2025. The adoption of the guidance did not have a material impact on the accompanying financial statements.

Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the financial statements upon adoption. The Company does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its financial condition, results of operations, cash flows or disclosures.

Note 2   Member's Equity

The Company entered into an operating agreement with Welcome Life Financial Group, LLC (the "Member") on March 27, 2006 and continues in perpetuity unless sooner terminated as provided in the operating agreement. The operating agreement sets forth the rights, obligations, and duties with respect to WLS. The Member has the right, but is not required, to make capital contributions upon request of WLS. The Member may require WLS to make distributions of cash or property at such times and amounts as it determines, subject to regulatory limitations and approval.

During the year ended December 31, 2025, the Member made capital contributions of $0 and distributions of $400,000 were made to the Member.

Note 3   Net Capital Requirements

WLS is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2025, WLS had net capital of $493,454 which was $488,454 in excess of its required net capital of $5,000. WLS' aggregated indebtedness to net capital ratio was 3.7%

Note 4   Related Party Transactions

In January 2025, WLS amended a Sublease Agreement ("Sublease Agreement") with Welcome Life Financial Group, LLC ("WLFG"), its parent company. The Sublease Agreement is for a period of one year. Under the terms of the Sublease Agreement, WLS is provided office space, furniture and computer rental, telecommunications and computer services. The monthly fee under the Sublease Agreement was $1,350 per month in 2025 and subsequently renewed to $1,995 per month beginning in January 2026. The total rent expense to this related party was $16,200 in 2025 and the amount due to the Parent was $8,100 at December 31, 2025.

On January 1, 2025, WLS renewed an Expense Sharing Agreement ("Expense Sharing Agreement") with WLFG. Under the terms of the Expense Sharing Agreement, if requested, WLFG shall provide WLS personnel and support services that are customarily required to the functioning of WLS' business. Amounts are allocated on a monthly basis in accordance with the percentage of time spent by WLFG staff on WLS activities. The Expense Share Agreement is for a period of one year and is renewable in one-year increments. There were no expenses incurred under the Expense Sharing Agreement in 2025.

During the year ended December 31, 2025, the president of the Company provided services at no cost to the Company.

Note 5   Reportable Segments

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including life settlement and viatical settlement broker services, institutional intermediary facilitating trades in the tertiary market place and private placement commissions. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Schedule I), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Note 6   Commitments

WLS is a party to a Sub-lease Agreement (refer to Note 4) which was renewed effective January 1, 2026 and expires on December 31, 2026.

Future minimum lease payments are as follows:

2026	$	23,940
Total	$	23,940

Note 7 Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition on disclosure through February 10, 2026, the date the financial statements were available to be issued.

Welcome Life Securities, LLC

Supplementary Information

Welcome Life Securities, LLC
Schedule I

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Act of 1934
<u>December 31, 2025</u>

	December 31, 2025
Net Capital Computation	
Total Member's Equity	$ 528,801
Deductions and/or Charges	25,096
Net Capital Before Haircuts	503,705
Haircuts	(10,251)
Net Capital	493,454
Required Minimum Capital	5,000
Excess Net Capital	$ 488,454
Aggregate Indebtedness	
Aggregate Indebtedness as Included in Statement of Financial Condition	
Accounts payable and accrued expenses	$ 10,259
Due to parent	8,100
	$ 18,359
Ratio of Aggregated Indebtedness to Net Capital	3.7%
Reconciliation with WLS' Computation (included in Part II of Form X-17A-5 as of December 31, 2025)	
Net Capital, per December 31, 2025, Unaudited FOCUS Report, as filed	$ 493,454
Net Audit Adjustments effecting net capital	-
Net Capital, per the December 31, 2025 Audited Report	$ 493,454

Welcome Life Securities, LLC
Supplementary Note

Supplementary Information Pursuant to Rule 17a-5 of the
Securities and Exchange Act of 1934
December 31, 2025

Welcome Life Securities, LLC does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and is relying on Footnote 74 of the SEC release No. 34-70073 adopting amendments to 17. C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (a) Broker or dealer selling variable life insurance or annuities; (b) Act in the capacity of a life settlement and viatical settlement broker; (c) Private placements of securities; (d) Broker or dealer selling tax shelters or limited partnerships in primary distributions; and (e) Act in the capacity of an intermediary facilitating trades between Institutional Clients in the longevity marketplace, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issue or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.



Report of Independent Registered Public Accounting Firm

To the Member of:
Welcome Life Securities, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Welcome Life Securities, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to:

A) Broker or dealer selling variable life insurance or annuities;
B) Act in the capacity of a life settlement and viatical settlement broker;
C) Private placements of securities;
D) Broker or dealer selling tax shelters or limited partnerships in primary distributions; and
E) Act in the capacity of an intermediary facilitating trades between Institutional Clients in the longevity marketplace.

In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Welcome Life Securities, LLC's management, is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Welcome Life Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Salberg & Company, P.A.

SALBERG & COMPANY, P.A.
Boca Raton, Florida
February 10, 2026

2295 NW Corporate Blvd., Suite 240 • Boca Raton, FL 33431-7328
Phone: (561) 995-8270 • Toll Free: (866) CPA-8500 • Fax: (561) 995-1920
www.salbergco.com • info@salbergco.com
Member National Association of Certified Valuation Analysts • Registered with the PCAOB
Member CPAConnect with Affiliated Offices Worldwide • Member AICPA Center for Audit Quality

Welcome Life Securities, LLC
Rule 17a-5 Exemption Report
<u>December 31, 2025</u>

Exemption Report

SEA Rule 17a-5

To Whom it May Concern:

We, as members of management of Welcome Life Securities, LLC (the "Company ") are responsible for complying with Rule 17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of Rule 17a-5 and the exemption provisions in Rule 15c3-3(k) (the "exemption provisions ") and of the 2013 Release adopting amendments to Rule 17a-5, including Footnote 74 of the 2013 Release.

We have determined that the Company does not meet any of the exemption conditions of paragraph (k) of Rule 15c3-3 (i.e., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii)) but also (1) does not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) and therefore is covered by Footnote 74 of the 2013 Release.

Accordingly, based on our evaluation we make the following statements to the best knowledge and belief of the Company:

1. We reviewed the provisions of Rule §15c3-3 and related guidance stated in the SEC Staff s FAQ and confirmed that the Company relied on Footnote 74 of the 2013 Release.

2. The Company conducts business activities involving the following services:

   A) Broker or dealer selling variable life insurance or annuities;
   B) Act in the capacity of a life settlement and viatical settlement broker;
   C) Private placements of securities;
   D) Broker or dealer selling tax shelters or limited partnerships in primary distributions; and
   E) Act in the capacity of an intermediary facilitating trades between Institutional Clients in the longevity marketplace.

3. The Company met the identified conditions for such reliance throughout the period January 1, 2025 to December 31, 2025 without exception.

I, Jared Smith, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Welcome Life Securities, LLC

Jared Smith
_____

By: Jared Smith
CFO & FINOPS Principal

February 10, 2026